UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL HAS ATTENDED METAL EXPO’ 2012 ANNUAL EXHIBITION

Moscow, Russia — November 16, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports its participation in the 18th
International Industrial Exhibition Metal-Expo’ 2012, which was held at the
All-Russia Exhibition Center in Moscow on November 13-16, 2012.
Some 700 organizations from 35 countries took part in the traditional steelworker forum. The exhibition welcomed over 30,000 visitors from construction, engineering, fuel and energy, transport, logistics and steel trade industries. Over 50 conferences, seminars and round tables were held within the exhibition’s framework.
Mechel’s corporate booth showcased the products of the Group’s Russian steel and hardware plants, including Chelyabinsk Metallurgical Plant, Izhstal, Beloretsk
Metallurgical Plant, Urals Stampings Plant and Vyartsilya Metal Products Plant.
Some 100 representatives of Mechel OAO steel division (Mechel Steel Management
Company OOO) and subsidiaries of international steel trading company Mechel
Service Global, including Russian-based service and sales network Mechel-Service
OOO, worked at the exhibition during those four days.
The exhibition’s visitors showed particular interest in the presentation of the universal rolling mill which is currently being constructed at Chelyabinsk
Metallurgical Plant, fueled by shown comparison between a sample of the mill’s future products and its historical prototype, rails produced by Urals plants in the 19th century. Launch of the mill, which will produce 100-meter rails for high-speed railways, which are unique for Russia, is a priority steel project for Mechel.
As part of the exhibition, an official delegation headed by Deputy Industry and
Trade Minister Viktor Evtukhov and Director of the ministry’s Basic Industry
Department Viktor Semyonov visited Mechel’s corporate booth.
Mechel’s enterprises won several top awards for developing and implementing modern technical equipment and technologies, and manufacturing new types of high-quality steel products. Beloretsk Metallurgical Plant won a gold medal for developing and launching into production a new type of overhead ground cable.
OAO Urals Stampings Plant’s Chelyabinsk branch won a gold medal for developing and mastering the technology for producing by press-forging large-scale forgings and ingots of up to 4.5 tonnes in weight from heat-resistant EI 602 alloy with high exploitation qualities. Chelyabinsk Metallurgical Plant won a silver medal for developing and introducing the technology of improving the macrostructure quality of ingots and rolls by optimizing content of slag-forming mixtures and the technology of using slag-forming mixtures combined with eliminating wall accretion from casting moulds.
The company also took part in the annual contest for the best video product in the steel industry of Russia and the CIS, Metal-Vision’2012. Beloretsk
Metallurgical Plant OAO’s anniversary film “250 years of Beloretsk Metallurgical
Plant” won the Best Speaker nomination.
Mechel Group’s corporate newspapers also won acclaim in the Best Corporate Steel
Industry Media in Russia and the CIS contest, which was held within the exhibition’s framework. Korshunov Mining Plant’s Magnetite newspaper won in the
Best Mining Industry Media nomination. Moscow Coke and Gas Plant’s Moscow Coke
Chemical Specialist newspaper won the Best Related Industry Media nomination.
Beloretsk Metallurgical Plant’s book “Steel Strands of Time” won the Best
Published Work in Steel Industry 2012 nomination.
The company was awarded a cup for the best exposition.

***
Mechel OAO
Pavel Taran
Tel: + 7 495 221-88-88
Pavel.taran@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 16, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO